Pocket Counsel, Inc.

Luc Nguyen, Esq.

1192 Draper Pkwy., #244

Draper, UT 84020

Ph: (801) 349-8274 Fax: (866) 277-4061

February 10, 2012

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

Office of Manufacturing and Construction

Attn: Mr. Edward M. Kelly

100 F Street, NE

Washington, D.C. 20549-4631

Re: Auscrete Corporation, A Wyoming Corporation

Pre-effective Amendment 12 to Registration Statement on Form S-1

Filed: January 31, 2012

File No: 33-166976

Dear Mr. Kelly,

I am writing in response to your letter dated February 8, 2012 in which you provide comments in connection with the above-referenced registration. This letter serves to respond to those specific requests for information or clarification addressed in your letter in relation to the Registration Statement.

Prospectus, Outside Front Cover Page

1. Refer to prior comment 7. Since Auscrete has no arrangements to place the funds in escrow, trust or similar account during the period before meeting the minimum offering, describe the effect on investors. See Item 501(b)(8)(iii) of Regulation S-K.

Auscrete will cause funds to be deposited into a stockholder account. The Registration Statement has been revised in the third paragraph, outside front cover.

We will need a minimum of approximately $450,000 to proceed with our business plan. page 5

2. We assume that the reference to December 31, 2012 rather than December 31, 2011 in the statement " We had minimal working capital of $9,069 as of December 31, 2012" is inadvertent. Please revise.

The date entry has been revised.

Selling Shareholders, page 11

3. Disclose that VAWT Earth Wind and Power is a consulting firm providing going public consulting services to Auscrete in return for 97,000 shares of Auscrete's common stock. We note the disclosure on page 25. See Item 507 of Regulation S-K. Footnotes below the shareholders table on page 11 have been amended to include this information.

4. Refer to prior comment 13. Explain the relationship, if any of Julie Jett Regnell, Ryan R. Regnell, and Roderick R. Regnell and the relationship if any, of Daniel J. Hall and Lee Hall. Further, explain the relationship if any, of Julie Jett Regnell with Clifford D. Jett, Kathleen D. Jett, George R. Jett and Kenneth A. Jett. Footnotes below the shareholders table on page 11 have been amended to include this information.

5. Refer to prior comment 14. As requested previously, revise footnote (3) to the table to describe the transaction(s) in which the selling shareholders acquired their shares, including when the transaction(s) took place and the amount and nature of the consideration paid for the shares. Note that you may not include a cross reference to Item 15 in Part II of the registration statement because it is not part of the prospectus. Explanation of the acquisitions is at the base of page 11. A copy of the shareholders table from Item 15 part II contains the additional information and is copied to the top of page 12.

Financial Statements, page 34

December 31, 2011 Financials, page F-7

General

6. We note your response to prior comment two and the revision to your December 31, 2011 financial statements. Please revise to disclose how the assets contributed by Mr. John Sprovieri were valued. In addition, please disclose your depreciation policy as well as the depreciable lives of the machinery and equipment assets that were contributed. Refer to ASC 360-10-50-1 for guidance. Also, we note in your response that the contributed assets "were valued at carrying costs of the vendor but at all times were at or below verifiable market values." Please clarify for us who the vendor is.

Notes to the 2011 financial statements appear on page F-9. These include the revision applicable to values and the proposed (straight-line) method of depreciation and lives of the assets. The vendor is Auscrete of Oregon.

7. We note your response to prior comment three. It is unclear to us why costs of your offering that have been borne by your directors have not been recognized in your financial statements as expenses of Auscrete which have been paid by shareholder contributions. Refer to SAB Topic 5.T. for guidance. The costs of the offering have already been expensed in the 2010 financial statements whereas the 3 directors, VAWT Earth, Wind and Power and Lynn Komar were issue a total of 1,022,000 shares as compensation for their services in advancing this registration statement and subsequent listing to its conclusion.

Report of Independent Registered Public Accounting Firm, page F-1

8. Please have your auditors revise the first and last paragraph of their report to refer to the statement of income for the year ended December 31, 2010. The Report of Independent Registered Public Accounting Firm was modified in Amendment 11 to include reference to the Statement of Income as per your previous comments letter. It is unclear to us how you wish to refer to the Statement of Income in the last paragraph as the wording of this paragraph includes the "financial statements referred to above". Please advise if these changes are inadequate.

Balance Sheet, page F-7

9. It appears that you have a transposition error in the amount of your common stock line item and it should read $348, 469. Please advise or revise as appropriate.

Registration Statement has been revised.

Statement of Stockholders' Equity, page F-9

10. It appears to us that your balance at December 31, 2010 does not match the amounts appearing in your audited statement of stockholders' equity on page F-4. Additionally, the balances appearing as of December 31, 2011 do not appear to reconcile with your balance sheet at December 31, 2011. Please advise or revise as appropriate.

Registration Statement has been revised.

Exhibits

11. Refer to prior comment 18. As requested previously, indicate by footnote or otherwise in the exhibit table whether each of the exhibits has been filed or will be filed by amendment. We note that only exhibits 5.1 and 23.1 are filed with pre-effective amendment 14 to the registration statement.

There are a total of 5 exhibits. They are 3.1, 3.2, 5.1, 10.9 and 23.1. Both 3.1 and 3.2 along with 10.9 have been previously filed and are not changed. The other 2 were filed with the last Amendment (13). See footnote added to exhibit table on page II-2

Exhibit 5.1

12. Revise the first paragraph to make clear that Auscrete is offering up to 10,000,000 shares of its common stock and that the selling shareholders are offering up to 1,742,500 shares of Auscrete's common stock. Registration Statement exhibit 5.1 revised accordingly.

In conclusion, we look forward to your response to the revisions we have incorporated. In the meantime, please feel free to contact me if you have any further questions or comments.

Very Truly Yours,

Pocket Counsel, Inc.

/s/ Luc Nguyen

Luc Nguyen, Esq.